EXHIBIT 99.1

AMENDING AGREEMENT

This amending agreement (this "Amending Agreement") dated March 31, 2021 between Coinsquare Ltd. (the "Corporation"), Mogo Inc. (the "Investor"), and the sellers listed in Schedule 2.2 of the Investment Agreement (as defined below) (collectively, the "Parties").

RECITALS:

(a)	The Parties entered into an Investment Agreement dated February 10, 2021 (the "Investment Agreement"); and

(b)	The Parties wish to amend the Investment Agreement to extend the Outside Date, all pursuant to and in accordance with the terms of this Amending Agreement.

NOW THEREFORE, in consideration of the premises and the mutual agreements contained in this Amending Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the Parties), the Parties agree as follows:

Section 1 Defined Terms.

Capitalized terms used in this Amending Agreement that are not defined herein will have the meanings given to them in the Investment Agreement.

Section 2 Headings.

Section headings in this Amending Agreement are included for convenience of reference only and shall not constitute a part of this Amending Agreement for any other purpose.

Section 3 Amendment to Investment Agreement.

(1)	Section 1.1 of the Investment Agreement is amended by deleting the definition of "Outside Date" in its entirety and replacing it with the following:

"Outside Date" means April 16, 2021, or such later date as the Corporation and the Investor may agree, provided that such later date is no later than May 14, 2021."

(2)	Section 11.6 of the Investment Agreement is deleted in its entirety, and replaced with the following:

“Section 11.6 Escrow of Mogo Shares

The Corporation and the Vendors each covenant and agree that one half of the Mogo Shares issued to them under each of the Acquisition, the Subscription and the Put/Call Closing shall be subject to an Escrow Period during which such Mogo Shares may not be transferred, pledged, sold or encumbered in any way by the holder thereof without the prior written approval of the Investor, in its sole discretion. The “Escrow Period” will be the period starting on the issue date of the relevant Mogo Shares, and ending: (i) in the case of the Acquisition and the Subscription, 30 days later; and (ii) in the case of a Put/Call Closing, sixty (60) days later.”

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Section 4 General.

(1)

On and after the date of this Amending Agreement, any reference to "this Agreement" in the Investment Agreement and any reference to the Investment Agreement in any other agreements will mean the Investment Agreement as amended by this Amending Agreement. Except as specifically amended by this Amending Agreement, the provisions of the Investment Agreement remain in full force and effect.

(2)

This Amending Agreement becomes effective when executed by all of the Parties. After that time, it will be binding upon and enure to the benefit of the Parties and their respective successors, heirs, executors, administrators, legal representatives, successors and permitted assigns.

(3)

This Amending Agreement is governed by, and will be interpreted and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver (and appellate courts therefrom) and waives objection to the venue of any proceeding in such court or that such court provides an inappropriate forum.

(4)

This Amending Agreement and the Investment Agreement shall be read and construed together as if they constitute one document, provided that if there is any inconsistency between the Investment Agreement and the provisions of this Amending Agreement, the provisions of this Amending Agreement shall govern.

(5)

This Amending Agreement may be executed (including by electronic means) in any number of counterparts, each of which (including any electronic transmission of an executed signature page) is deemed to be an original, and such counterparts together constitute one and the same instrument. Transmission of an executed signature page by facsimile, email or other electronic means is as effective as a manually executed counterpart of this Amending Agreement.

[Remainder of page intentionally left blank. Signature pages follow.]

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IN WITNESS WHEREOF the Parties have executed this Amending Agreement as of the date first written above.

MOGO INC.

By:	[Signature redacted]
Authorized Signing Officer

COINSQUARE LTD.

By:	[Signature redacted]
Name:	Stacey Hoisak
Title:	CEO

[Commercially sensitive information redacted.]

Amending Agreement re: Investment Agreement

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